Exhibit 99.1

                               [GRAPHIC OMITTED]
                             Fresenius Medical Care

Investor News



                                           Fresenius Medical Care AG & Co. KGaA
                                           Investor Relations
                                           Else-Kroner-Str. 1
                                           D-61352 Bad Homburg

                                           Contact:

                                           Oliver Maier
                                           ------------
                                           Phone:    + 49 6172 609 2601
                                           Fax:      + 49 6172 609 2301
                                           E-mail:   ir@fmc-ag.com

                                           North America:
                                           Heinz Schmidt
                                           -------------
                                           Phone:    +  1 781 402 9000
                                                            Ext.: 4518
                                           Fax:      +  1 781 402 9741
                                           E-mail:   ir@fmc-ag.com

                                           Internet: http://www.fmc-ag.com
                                                     ---------------------


                                                                  March 31, 2006


                 Fresenius Medical Care Announces Closing of the
                          Renal Care Group Acquisition

Bad Homburg, Germany - Fresenius Medical Care AG & Co. KGaA (FWB: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of dialysis products and services, and its wholly-owned subsidiary, Fresenius Medical Care Holdings, Inc., today announced the closing of the acquisition of Renal Care Group, Inc. (NYSE: RCI) effective March 31, 2006. The closing follows the completion of the Federal Trade Commission's review of the acquisition and the issuance of a consent order to permit the closing of the acquisition.

To finance the acquisition, Fresenius Medical Care today entered into and drew upon a replacement $4.6 billion senior credit facility, with Banc of America Securities LLC and Deutsche Bank Securities Inc. serving as joint lead arrangers. The new senior credit facility consists of a five year $1 billion revolving credit facility, a five year $1.85 billion term loan A facility and a seven year $1.75 billion term loan B facility.



Fresenius Medical Care AG & Co. KGaA, March 31, 2006                      1 of 2

Immediately prior to the acquisition, Florence Acquisition, Inc, a subsidiary of Fresenius Medical Care, accepted its previously announced tender offer and consent solicitation for $159,685,000 in outstanding principal amount of 9% Senior Subordinated Notes of Renal Care Group for a total consideration of $1,097.95 per $1,000 principal amount of Notes. All of the Notes were tendered and all obligations of Renal Care Group and its subsidiaries in respect of the Notes have now been discharged. Credit Suisse Securities (USA) LLC acted as Dealer Manager for the tender offer and as Solicitation Agent for the consent solicitation.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: "We are very pleased to complete the acquisition of Renal Care Group. This is a milestone for our company. Clearly, we create the most valuable vertically integrated provider of patient care and dialysis products. This makes us unique and strengthens our position as the world's largest renal therapy company. As we combine the best of both companies, we do so for the benefit of all - patients, employees, physicians, customers and shareholders. Along with our commitment to innovate, we are always seeking to achieve the best-possible quality in every aspect of renal therapies."

After completion of the divestitures required by the FTC consent order, Fresenius Medical Care will own and operate approximately 1,500 dialysis clinics in North America, serving approximately 115,000 patients.



Fresenius Medical Care is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,400,000 individuals worldwide. Through its network of approximately 2,000 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to approximately 157,000 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care visit the Company's website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.


Fresenius Medical Care AG & Co. KGaA, March 31, 2006                      2 of 2